UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of December 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Larry Akerman
                                              --------------------------------
                                              Larry Akerman
                                              CFO


Date:  December 16, 2004

                    BARAK AND NOTEHOLDERS COMMITTEE CONTINUE
                              RESTRUCTURING TALKS;
                      INTEREST PAYMENT DEFERRAL CONTINUES.


ROSH HA'AYIN, ISRAEL; DECEMBER 15 ,2004 - BARAK I.T.C -(1995)- THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD, ANNOUNCED TODAY THAT IT CONTINUES TO BE ENGAGED IN NEGOTIATIONS WITH AN INFORMAL COMMITTEE OF HOLDERS OF ITS OUTSTANDING 12.5% SENIOR SUBORDINATED DISCOUNT NOTES DUE 2007 WITH RESPECT TO A RESTRUCTURING OF THE NOTES AND SHARE CAPITAL OF BARAK.

AS PREVIOUSLY ANNOUNCED, BARAK DEFERRED MAKING THE SEMI - ANNUAL PAYMENT OF INTEREST ON THE NOTES THAT WAS SCHEDULED TO HAVE BEEN MADE ON NOVEMBER 15 , 2004. PURSUANT TO AN UNDERSTANDING AMONG THE PARTIES TO THE NEGOTIATIONS , THE DEFERRAL WILL CONTINUE .

MR. DAVID KAMINITZ, THE CHIEF EXECUTIVE OFFICER OF BARAK, NOTED THAT "BARAK IS GRATEFUL FOR THE PARTICIPATION OF COMMITTEE MEMBERS IN THE EXTENDED NEGOTIATIONS AND FOR THE SIGNIFICANT PROGRESS THAT HAS BEEN MADE TO DATE. WE ARE VERY HOPEFUL THAT THE NEGOTIATIONS WILL SOON CONCLUDE WITH AN AGREEMENT ACCEPTABLE TO ALL SIDES, BUT THERE IS NO ASSURANCE THAT ANY SUCH AGREEMENT WILL BE REACHED OR THAT THE AGREEMENT WILL PROVIDE FOR THE INTEREST PAYMENT TO BE MADE."